December 9, 2024

Mark Douglas
Chief Executive Officer
MNTN, Inc.
823 Congress Avenue
#1827
Austin, TX 78768

       Re: MNTN, Inc.
           Amendment No. 8 to Draft Registration Statement on Form S-1 Submitted November 27, 2024
           CIK No. 0001891027
Dear Mark Douglas:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 3, 2024 letter.

Amendment No. 8 to Draft Regsitration Statement on Form S-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Valuation of Goodwill and Intangibles, page 85

1. Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether your reporting unit is at risk of failing the quantitative impairment test or that the fair value is substantially in excess of carrying value and is not at risk of failing. If your reporting unit is at risk of failing, you should disclose:
 December 9, 2024
Page 2


           the percentage by which fair value exceeded carrying value at the date of the most recent test;
           a more detailed description of the methods and key assumptions used and how the key assumptions were determined;
           a discussion of the degree of uncertainty associated with the assumptions; and
           a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

       Please refer to Item 303(b)(3) of Regulation S-K.
       Please contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Ian Schuman